Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On February 19, 2009, NRG Energy, Inc. began using the following presentation in discussions with investors. The presentation will also be available on NRG’s website.
The True Value of NRG February 19, 2009

Safe Harbor Statement Important Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. ("NRG"). NRG plans to file with the Securities and Exchange Commission (the "SEC") and furnish to its stockholders a proxy statement and white proxy card in connection with its 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting"). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. In response to the exchange offer proposed by Exelon Corporation referred to in this press release, NRG has filed with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of NRG's proxy statement (when it becomes available), the Solicitation/Recommendation Statement on Schedule 14D-9, any other documents filed by NRG in connection with the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC's website at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540. NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Information regarding NRG's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 12, 2009, and its proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008. Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of NRG's stockholders will also be available in NRG's proxy statement for the 2009 Annual Meeting. Safe Harbor Disclosure Certain statements contained herein may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as "will," "expect," "estimate," "anticipate," "forecast," "plan," "believe" and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally. NRG undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. The foregoing review of factors that could cause NRG's actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG's future results included in NRG's filings with the Securities and Exchange Commission at www.sec.gov. Statements made in connection with exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act.

Exelon's proposed exchange offer does not fairly compensate NRG shareholders for value contributed or risk assumed Summary of Reasons NRG Shareholders Should Reject EXC's Buyout Offer Entitles NRG to only 17% ownership while generating 30% of free cash flow Sharply dilutive on a free cash flow basis for NRG shareholders in 2010 Exelon offer is at a severe discount to replacement costs Sharply dilutive to cash and liquidity positions Exelon Offer Plant and commercial operations provide foundation for consistent results Hedged position protects against market downturn Well positioned in Texas, one of the best competitive markets with upside on economic recovery NRG development model provides growth and accelerated cash returns Successful history of value-adding acquisitions and dispositions NRG Fundamental Value Exelon's proposed combined company is bigger, but not less risky, and driven by regulatory and ratings agenda Highly conditional offer amounts to a one-way call option on NRG... for free Transaction Risk

NRG is All About Cash In these times, cash IS the critical financial metric Implied Exchange Ratio Percent Contribution of Recurring FCF Even with the so-called share price "premium" offered by Exelon, NRG shareholders would be contributing 30% of recurring free cash flows to the combined company for only 17% of the payoff 1st Qtr 2nd Qtr East 0.3 0.29 West 0.7 0.71 Exelon Exchange Offer of 0.485 = Implied Ownership of 17% 29% 30% 71% 70% 1.084x 1.107x 2008E 2009E Source: NRG February 12 actual results and guidance. Exelon estimates based on Wall Street research

The Exelon Proposal: What is the Value Proposition? Under the Exelon acquisition, NRG shareholders would experience massive free cash flow dilution ($1.87) $3.82 $1.95 $4.03 $3.04 $0.99 ($2.31) $4.36 $2.05 Accelerated usage of NOLs And It's Only Getting Worse for NRG Shareholders What It Really Means to NRG Shareholders Exelon's Perspective on the Combination 2010E FCF Per Share1 Note: As of 12/1/08 1 Source: Exelon 11/10/08 EEI Presentation page 6; Not intended as earnings guidance or as a forecast of expected results EXC Standalone EXC Combination Pro Forma Accretion NRG Standalone EXC Combination Pro Forma Dilution NRG Standalone EXC Combination Pro Forma Dilution - 53% - 49% + 33% Note: As of 2/12/09 Note: As of 11/10/08

NRG Other Growth Projects and International Assets As per Exelon's own statements, their offer would give them NRG Texas assets at a discount to replacement costs, and then the rest of the NRG portfolio for FREE NRG Replacement Cost Value Note: Pricing date of 10/17/2008. Replacement cost for assets other than Texas baseload based on independent consultant. (1) Source: Exelon presentation dated February 2009. (2) Based on Toshiba's $150 million commitment for STP 3 and 4 through its 12% interest in NINA. Future nuclear development, to which Toshiba has committed an additional $150 million, is implied in NRG other Growth Projects and International. $26.43 / Share $33.05 / Share Value not reflected in Exelon's offer: Over 17,500MW plus all development for FREE (2) Based on $3,000 / kW for Texas Baseload(1) Blended $630 / kW Blended $840 / kW Blended $340 / kW $750 / KW EXC current offer price (0.485x exchange ratio) mm mm STP 3&4

Liquidity and Particularly Strong Cash Flows are Key to Valuation in this Market

EV / EBITDA Multiples



Pre-Offer
Current
5.9x
4.8x
Discount vs. IPPs: 18.6% (1)
5.8x
4.9x
Discount vs. IPPs: 15.5%
Oct 17, 2008
Feb 13, 2009
IPPs
NRG

(1) Discount reflects NRG's EV / 1-Year forward EBITDA multiple compared to IPP index of CPN, DYN, RRI, MIR.

Liquidity Strongly Rewarded in Current Crisis

Short Term Perspective



High Liquidity (Cash / Total Assets)
Low Liquidity (Cash / Total Assets)
Total Holding Period Excess Return (%, Median)
15
10
5
0
-5
-10
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Liquidity Premium: 15.0%

Longer Term Perspective



High Organic Funding (OCF / Capex)
Low Organic Funding (OCF / Capex)
Total Holding Period Excess Return (%, Median)
15
10
5
0
-5
-10
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Liquidity Premium: 18.5%

Source: Citi Financial Strategy Group. Market data updated as of 1/09/2009 for sample of S&P/Citi PMI Global Index companies excluding financials.

NRG share price performance should remain relatively supported due to its strong free cash flows and liquidity

6

The proposed buyout does not fairly compensate NRG shareholders for value contributed or risk assumed Summary of Reasons NRG Shareholders Should Reject EXC's Buyout Offer Entitles NRG to only 17% ownership while generating 30% of free cash flow Sharply dilutive on a free cash flow basis for NRG shareholders in 2010 Exelon offer is at a severe discount to replacement costs Sharply dilutive to cash and liquidity positions Exelon Offer Plant and commercial operations provide foundation for consistent results Hedged position protects against market downturn Well positioned in Texas, one of the best competitive markets with upside on economic recovery NRG development model provides growth and accelerated cash returns Successful history of value-adding acquisitions and dispositions NRG Fundamental Value Exelon's proposed combined company is bigger, but not less risky, and driven by regulatory and ratings agenda Highly conditional offer amounts to a one-way call option on NRG... for free Transaction Risk

Key Financial Performance Indicators 2005 2006 2007 2008 2009E Adjusted EBITDA 732 1502 2279 2291 2200 FCF 347 679 1377 1197 1212 Liquidity 758 2227 2715 3364 Note: all numbers exclude collateral movements and include discontinued operations Debt Management Growth Capital Business Reinvestment Shareholder Return Excess Cash Pfd Div. East 0.29 0.08 0.34 0.22 0.05 0.02 Debt Management Growth Capital Business Reinvestment Shareholder Return Excess Cash Pfd Div. East 0.27 0.13 0.16 0.29 0.12 0.03 Expandable through partnerships Capital Allocation Target 2009 Guidance Percent of Total Total = $1.5 Billion Capital Allocation Track Record 2004 - 2008 Cumulative (1) Percent of Total Total = $6.8 Billion NRG's Robust Earnings and Cash Flows Enable Balanced Capital Allocation With NRG, recurring free cash flow is the platform for both the return of capital to shareholders and growth (1) 2004-2005 excludes Texas GenCo EBITDA and FCF 2005 2006 2007 2008 2009E Liquidity 758 2227 2715 3364 2200 Cash 570 839 1161 1510 1212 Liquidity 758 2227 2715 3364 Liquidity and Cash

Managing Commodity Price and Volatility Risk for Near to Medium Term Baseload Hedge Position1,2 Gross margin is substantially hedged for the next 24 months; well positioned to outlast the down market 1 Portfolio as of 01/29/2009; 2009 values reflect positions from February 09 through December 09 only 2 "New Hedges" represents hedged positions added since Q3'08 (as of 10/16/2008) ($ In millions) 3 Q4'08 sensitivities were based on hedge positions as of 01/29/2009; Q3'08 were based on 10/16/2008 4 $1/mmBtu move in gas is 'equally probable' to 0.29 mmBtu/MWh move in heat rate. Q4'08 sensitivity was based on portfolio as of 01/29/2009; Q3'08 was based on portfolio as of 10/16/2008 342 351 256 145 93 23 17 101 147 258 2009 2011 2012 2013 Q4'08 Q3'08 Baseload Gas Price Sensitivity3 Gross margin change from $1/mmBtu gas price change ($ In millions) 69 86 113 96 110 116 115 15 116 20 2009 2010 2011 2012 2013 Q4'08 Q3'08 Baseload Heat Rate Sensitivity4 2010 27% 45% 68% 79% 94% 15% 15% 15% 15% 61% 104% 2009 2010 2011 2012 2013 Open Energy New Hedges Hedged Energy SC Load Hedged Fuel 1% 1% 1% 16% 76% 55% 25%

Market Trends Favor Recovery Decreased energy prices and closed capital markets constrain power generation and natural gas E&P investments Increased environmental capital requirements and regulatory uncertainty for new and existing generation (retrofitting) Coal prices lower in sympathy with oil and gas reverting towards fundamentals Texas heat rates stable in short term with upward pressure in back years Near term market constraints setting the stage for longer term recovery Sept 1994 Rig count dropped 33% over 8 months Forward prices dropped 20% and stabilized after 4 months, with gas price recovery within 7 months Sept 1998 Rig count dropped 36% over 9 months Forward prices dropped 10% and stabilized after 4 months, with gas price recovery within 7 months July 2001 Rig count dropped 45% over 9 months Forward prices dropped 33% and stabilized after 7 months, with gas price recovery within 8 months Sept 2008 Rig count has dropped 31% so far We believe it will continue to drop further Trends 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 Gas Rig Count NG 12-month fwd strip price $/mmbtu Gas Rig Count Source: Bloomberg repowering NRG

Project Development Pipeline

NRG

Portfolio Benefits
✓ Additional scale at value in core markets
✓ Reduced fleet average age
✓ Improved portfolio heat rates
✓ Broad investment options
✓ Fill merit gap in portfolio
✓ Increased technological and fuel diversity
✓ Reduce carbon intensity profile
✓ Strategic long-term partnerships

Active Development

- Big Cajun I Coal – 230 MWs
  - ✓ Air permit to be issued Spring '09
  - ✓ 50% offtakers and partners committed
  - ✓ EPC Selected
- El Segundo CCGT – 670 MWs
  - ✓ PPA Contract Awarded
- Langford Wind
- Montville Biomass – 30 MWs

Committed Projects

- Middletown Gas Peaker - 200 MWs
  - ✓ PPA Contract Awarded
  - ❑ Construction to begin in 2010
- Devon Gas Peaker – 200 MWs
  - ✓ PPA Contract Awarded
  - ❑ Construction to begin in 2010
- STP 3&4 – 2700 MWs
  - ✓ EPC Contract negotiations complete
  - ✓ PPAs for 80% of NINA owned capacity under MOU

In Construction

- Cedar Bayou 4 CCGT – 550 MWs
  - ❑ Expected to be operational by June 2009

*Repowering*NRG/*eco*NRG decarbonize and enhance value of assets in key markets and technologies

11

Partnerships on key individual projects creates more value, sooner for NRG shareholders Development Partnerships are the Cornerstone of Value Creation at NRG Accelerated cash returns Mitigated risk Complementary skills Additional opportunities Proprietary technologies Not credit ratings dependent Protects balance sheet Partnerships Project Impact STP 3 & 4 Cedar Bayou 4 Connecticut Peakers Sherbino Wind Farm Partnering Limit upfront cash outlays through development discipline Leverage NRG strengths by teaming with complementary strengths Financing Equity sell-down at or before start of construction to improve ROI Secure off-take agreements and hedges Non-recourse financing as markets improve NRG's Model

NINA
Nuclear Innovation North America: The Unique Value of Leading the Nuclear Renaissance
NRG

Value will continually be created in several ways as the STP 3&4 Project advances towards construction & operation

Recent Developments	Comparative Advantage
✓ NRC Schedule for STP 3&4 issued	▪ COL issuance anticipated for 2012
✓ Highly ranked within upper tier of preliminary DOE rankings	▪ DOE beginning due diligence on top 5 ranked projects ▪ $18.5 billion of federal guarantees already authorized
✓ EPC Contract negotiations complete	▪ Open book period followed by Fixed Price Turnkey construction period provides price certainty ▪ Contractual terms substantially the same as large fossil project ▪ Triggers two additional EPC contracts with the same terms
✓ $500mm credit facility to be provided by Toshiba	▪ Non-recourse to NRG ▪ Supports long lead time material purchases during open book phase ▪ Repaid with DOE/ Japanese guaranteed loan proceeds at Full Notice to Proceed (FNTP) from NRC ▪ Defers significant equipment spend until FNTP

NRG has initiated a process to selldown a portion of STP 3&4

13

NRG's Cost of Capital Advantage NRG mitigates and diversifies its balance sheet strategy with partners and government loans, while Exelon's strategy absorbs full risk and higher cost of debt to its balance sheet For the same economic result... Exelon strategy requires 5x multiple of NRG capital contribution... (1) From slide 8 of NRG Energy's Path to Nuclear Development Leadership presentation December 12, 2008, reflecting overnight and owner costs (2) Assumptions based on NRG project ranking in top 5 in both 1st and 2nd round DOE screens while EXC is believed to be near bottom 14 applications (3) NRG DOE loan guarantee estimated at 30-year Treasury + 12.5 bps as of February 12, 2009. Exelon cost of debt reflects 10-year treasury + 525 bps Nuclear Development: NRG Model vs. EXC Model ....not to mention higher cost of debt for EXC

We Have Charted a Clear Path to Future Growth Future Growth Current Portfolio M&A Consolidation Low Carbon Technologies And in pursuing this growth, NRG management knows who we work for... NRG shareholders Operating excellence Bullish long term natural gas outlook Tightening reserve margins Repowering existing sites Value accretive acquisitions that optimize our existing portfolio Opportunities to consolidate the sector that build scale with a purpose Existing profitable technologies Nuclear/ Wind Solar / Biomass Emerging scaleable technologies as policy and market support develops Gasification Carbon capture & sequestration

The proposed buyout does not fairly compensate NRG shareholders for value contributed or risk assumed Summary of Reasons NRG Shareholders Should Reject EXC's Buyout Offer Entitles NRG to only 17% ownership while generating 30% of free cash flow Sharply dilutive on a free cash flow basis for NRG shareholders in 2010 Exelon offer is at a severe discount to replacement costs Sharply dilutive to cash and liquidity positions Exelon Offer Plant and commercial operations provide foundation for consistent results Hedged position protects against market downturn Well positioned in Texas, one of the best competitive markets with upside on economic recovery NRG development model provides growth and accelerated cash returns Successful history of value-adding acquisitions and dispositions NRG Fundamental Value Exelon's proposed combined company is bigger, but not less risky, and driven by regulatory and ratings agenda Highly conditional offer amounts to a one-way call option on NRG... for free Transaction Risk

NRG Value Created for Shareholders, Not for Ratings Agencies Exelon Business Plan: Denying NRG's shareholders the benefit of NRG capital in order to placate rating agencies Exelon's singular focus on maintaining credit ratings means debt holders are prioritized "Committed to returning Exelon Generation's senior unsecured debt to strong investment grade within the next 3 years" "Pay down debt plan will include: NRG balance sheet cash, asset sale proceeds, free cash flow" Exelon's stated plan for NRG cash (1) (1) From Exelon 11/11/08 presentation at EEI, page 14 ? After Exelon has used all NRG cash to pay down debt... ....How much capital is available to capitalize on NRG's growth opportunities Capital-Starved NRG Growth Meaning

NRG Value Created for Shareholders, Not for Regulatory Clawback Risk Exelon's so called "growth opportunities" are uncertain and cash would be subject to regulatory reach-through (1) EXC/NRG Pro Forma based on 2009 estimate on management guidance and Wall street research Integrated Utility Model Puts Cash at Risk for Regulatory "Claw-Back" Regulated Utility (28% of EBITDA) Generation Assets (72% of EBITDA) Combined Co (1) Cash generated here..... .... could be subject to regulatory "claw-back" here Exelon's Growth Strategy? Pennsylvania PPA roll-off schedule for 2011 Federal Climate Change legislation Yet to be: Proposed Debated Enacted Signed into law Implemented

Exelon's Highly Conditional Offer Gives Exelon a Call Option... for Free Exelon proposal, if it succeeds at all, could take 12 months or more to consummate During that time, Exelon reserves unto itself the unilateral right to withdraw from the transaction without consequences NRG shareholders would be giving up their shares at a bargain at precisely the time that market conditions are likely to be improving Financing Conditions* Outs* Approvals None Minimum Tender Section 203 Competition Regulatory Approval Registration Statement Preferred Stock NYSE Listing Legal Due Diligence Diminution of Benefits Material Adverse Effect Material Change Rating Agencies DOJ FERC NRC Pennsylvania New York California (CEC) California (CPUC) Texas Exelon's "One-Way" proposal is a free call option on NRG *All explicitly exist for the sole benefit of Exelon Highly Conditional Offer Amounts to a Free Option on NRG... .... That Can Be Called When Market Recovery Makes Us Most Valuable

Conclusion The price does not fairly compensate NRG Shareholders A Standalone NRG is protected from near term recessionary risk... The risks embedded in the transaction are too high .... and has greater potential for value creation from market opportunities now and in the future Is successfully executing to unlock our embedded growth potential Exelon Offer NRG Fundamental Value Transaction Risk